Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: May 16, 2025

The following is a transcript of a conference call regarding the conference call hosted by Mount Logan Capital Inc. on May 16, 2025, to discuss its first quarter 2025 financial results.

Operator
Good morning, ladies and gentlemen, and thank you for standing by. Welcome to Mount Logan Capital's First Quarter 2025 Results Conference Call.
Before we begin, I would like to remind listeners that except for historical information, the matters discussed during this call may include forward-looking statements within the meaning of the applicable Canadian securities legislation.
Forward-looking statements involve known and unknown risks and uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements.
All forward-looking statements reflect the company's current views with respect to future events and are subject to risks and uncertainties and assumptions we have made in drawing the conclusions included in such forward-looking statements. The company is not obligated to update or revise any forward-looking statements, and we do not assume any obligation to do so.
For a description of the risks associated with Mount Logan Capital's business as well as information about the material factors and assumptions that could cause results to differ from any forward-looking statements and other relevant factors, please refer to the company's public disclosure record, particularly the company's MD&A and annual information form for the year ended December 31, 2024, which are available on SEDAR.
I would now like to introduce your host for today's conference, Mr. Ted Goldthorpe, Chairman and Chief Executive Officer of Mount Logan Capital. Mr. Goldthorpe, you may begin.
Edward (Ted) Goldthorpe – Chairman & CEO – Mount Logan Capital Inc.
Thank you. Good morning, everyone. We appreciate you joining us for our first quarter 2025 results call. During the call, we will refer to information provided in the first quarter 2025 press release, MD&A and interim consolidated financial statements, all of which were released Thursday evening and are available on our website and SEDAR.
Joining me this morning to discuss our results and outlook for the business our Chief Financial Officer; Nikita Klassen; our President, Henry Wang; and our Head of Investor Relations, Scott Chan.
As a reminder, all references to dollar amounts on this call are in U.S. dollars unless otherwise stated.
Overall, we are pleased with the strong financial performance we saw across our key business segments, and we're looking forward to sharing more about that with you today.
We also are pleased to announce that we'll be paying our 23rd consecutive quarterly dividend, which would consist of a CAD 0.02 per share distribution for shareholders of record as of May 27, 2025.

As a reminder, during our first quarter, we announced a transformative all-stock combination with 180 Degree Capital, which remains subject to regulatory and shareholder approvals. We filed a joint proxy statement and preliminary Form S-4 with the SEC on May 6.
We anticipate the transaction closing in the second half of 2025, currently estimated for late Q3. Following the combination, the company will operate under the Mount Logan banner and is expected to be listed on the NASDAQ, transitioning from its current listing on the CBO in Canada.
Year-to-date, our team has been incredibly hard at work on several key initiatives.
We completed the conversion of our IFRS financial statements to U.S. GAAP, which was a step to progress our announced business combination with 180 Degree Capital. We also closed our minority investment in Runway Growth, a $1.3 billion AUM venture lending platform with the issuance of a $5 million in common equity.
On the asset management side, we entered into a new investment management agreement that increased our insurance capital AUM. We also remained active in our evaluation of new investment opportunities and management of our portfolios and spent significant time on the road meeting with new and prospective investors in our managed funds and vehicles amongst the volatile market backdrop.
On the insurance side, we are seeing and executing on new opportunities to grow our business and remain focused on the performance of our managed assets, achieving a 1.3% spread earnings margin on a trailing 12-month basis, which remains in excess of our stated 1% target, which we believe provides ample protection for our policyholders and will help contribute to sustained organic growth within Ability and Mount Logan.
Before we provide a more detailed discussion of our first quarter results, I did want to touch on the market volatility and overall macro conditions that are shaping our business through the first and second quarter, driven by shifting trade dynamics, inflationary pressures and evolving monetary policy.
These conditions underscore the importance of maintaining a consistent credit investment approach across all cycles and taking a long-term perspective rooted in disciplined credit selection and prudent risk management. The funds we manage are supported by permanent and semi-permanent capital, which enables us to take advantage of opportunities in these times of volatility where others are less able, which will be able to accrue the benefits of all Mount Logan stakeholders.
With respect to the financial results over the last 12 months, Mount Logan delivered fee related earnings, or FRE of $8.1 million, representing a 25% year-over-year increase. Spread-related earnings, SRE, totaled $7.8 million for the period, down slightly from $9.5 million in the prior year due to actuarial adjustments.
The 1.3% spread earnings margin for the trailing 12-month period remains well in excess of our stated target of 1%. For the quarter, asset management and incentive fees were $2.9 million compared to $3.5 million in the prior year, primarily reflecting an incentive fee reduction in Ovation's alternative income fund, which has been wind down since the third quarter of 2024.
We expect performance to return to normalized levels next quarter. On the retail front, we see a significant opportunity to capture market share given the relatively low allocation to private alternatives industry-wide and the large total addressable market.
We remain committed to the retail distribution channel and view it as a key catalyst for future growth. SOFIX, our opportunistic and diversified credit interval fund, delivered another quarter of growth with net assets increasing to $155 million as of March 31. Year-to-date through May 14, SOFIX has achieved 3.9% returns in year-to-date performance and demonstrated resiliency amid the period of market disruption.

We believe the solid performance thus far in 2025, combined with its approximately 9% annualized dividend yield positions SOFIX well for fundraising momentum as a differentiated private credit offering. Meanwhile, Alt-CIF, our other credit-focused interval fund, reported total net assets of approximately $207 million at quarter end.
On the institutional side, our BDC and CLO funds collectively represented $1.1 billion in assets as of quarter end. These vehicles continue to provide strong visibility into Mount Logan's top line, driven by stable fees income generated from permanent and semi- permanent capital basis. As of quarter end, Logan Ridge has a total asset base of approximately $181 million, and we remain focused on transitioning the portfolio away from the legacy equity positions with only 10.8% of the portfolio in equity securities as of the end of Q1, down from 13.8% in the prior quarter.
Mount Logan maintains exposure to its second BDC, Portman Ridge, through its minority ownership in Sierra Crest, Portman Ridge's investment adviser. As of quarter end, Portman Ridge reported approximately $415 million in total assets. The advisory relationship continues to generate consistent quarterly cash distributions for Mount Logan, contributing to a stable recurring income.
We remain excited about the proposed combination of Logan Ridge and Portman Ridge and believe the transaction offers the benefit of increased scale, improved liquidity and enhanced operational efficiencies, all of which will strengthen our ability to deliver greater value to shareholders of those respective vehicles.
On the CLO side, AUM for the quarter was $540 million. We continue to evaluate opportunities to scale our CLO platform following the successes realized managing the CLOs, which we took over through Garrison transaction. Mount Logan management specialty finance-focused vehicle, the alternative income fund ended Q1 with approximately $157 million in assets under management.
In the third quarter of 2024, we made the strategic decision to initiate an orderly liquidation of the fund. During this process, we remain focused on maximizing value for investors and currently expect the majority of assets to be sold over the next few years. We remain confident in the long-term potential of our specialty finance platform, which we view as an attractive segment within private credit given its yield profile, structural protections and ability to serve creditworthy yet underserved market segments that we are underbanked. We continue to explore new opportunities to leverage our team's expertise and drive long-term value for our shareholders.
On the insurance side, first quarter investment assets were $1.02 billion and down slightly year-over-year. During the first quarter, Mount Logan invested $2.5 million of proceeds into Ability to support a new multiyear guaranteed annuity block of approximately $40 million and also secured a $40 million investment management mandate with Vista Re, Ability's reinsurance counterparty, which will support asset growth and an increase in management fees, demonstrating the powerful flywheel effect of owning insurance and managing a large portion of the assets in-house.
Ability's total assets managed by Mount Logan were $646 million, representing more than 60% of Ability's total investment assets. The insurance business remains highly strategic to Mount Logan and is a priority for our team and a key source of growth looking ahead. We're actively deploying capital and managing investments with attractive risk-adjusted returns across the credit spectrum.
As we reinsure more annuities, we believe the overall risk profile of our liability base improves as our legacy insurance portfolio becomes a smaller piece of our overall business.
Before I turn the call over to Nikita Klassen, I want to take a moment to emphasize our continued excitement about the future of Mount Logan. We built a business defined by stability in both fee and spread earnings across our 2 core segments with visibility into near-term organic growth within our Asset Management and Insurance segments.
The acquisition and investment into Ability remains the best example of how Mount Logan can drive growth organically. Since acquiring Ability, Mount Logan contributed approximately $40 million in capital to support MYGA reinsurance agreements and increased our managed AUM to $646 million.

Today, Ability generates approximately $6.2 million in annual gross run rate management fees and contributed $7.8 million in spread related earnings for the last 12 months and is a centerpiece of our forward-looking business strategy. While our near-term focus remains on the announced 180 Degree Capital transaction, we remain committed to driving organic growth across our key business segments, achieving excellent returns for investors and shareholders in our managed vehicles and continue to evaluate accretive and complementary M&A opportunities.
With that, I will hand the call over to Nikita to walk through our financial results for the quarter.
Nikita Klassen – CFO, Senior Controller & Corporate Secretary – Mount Logan Capital Inc.
Thanks, Ted. Good morning, everyone. I will now summarize our key highlights for the first quarter of 2025. As a reminder, all figures referenced on today's call will be in U.S. dollars, Mount Logan's functional and presentation currency.
For our Asset Management segment, in the first quarter of 2025, we generated $3.2 million of revenue. Breaking down our asset management revenue further, our CLOs generated approximately $750,000 in management for the quarter, while SOFIX, our interval fund, generated $1.1 million in management and incentives.
The net loss related to Alt-CIF recorded within administration and servicing fees was approximately $298,000 for the quarter. With regards to our BDCs, Logan Ridge generated $805,000 in management fees, and we recognized a $282,000 gain on our minority interest in Sierra Crest, which manages Portman Ridge.
Overall, these results contributed to revenues increasing by 28% quarter-over-quarter. We incurred approximately $12.6 million in operating expenses in the Asset Management segment in the first quarter. This figure includes $7.1 million of corporate overhead expenses, of which $4.5 million is attributable to transaction costs related to the strategic initiatives mentioned by Ted.
Excluding these corporate overhead costs, asset management operating expenses decreased 6% quarter-over-quarter as the fourth quarter of 2024 included 2 onetime expenses relating to the impairment recognized on the Ovation's fund investment management agreement and costs associated with the corporate credit facility upsize. For the quarter ended March 31, Mount Logan incurred $1.9 million in interest and credit facility expenses, which primarily relate to our corporate credit facility and debenture units.
Our interest expense increased quarter-over-quarter due to the increase in borrowings and increased paid-in-kind interest on the debenture units. Fee-related earnings was $8.1 million for the trailing 12 months ended March 31, 2025, an increase of $1.6 million compared to the trailing 12 months ended March 31, 2024.
FRE increased year-over-year due to the growth in fees across managed vehicles, partially offset by higher expenses associated with the operations of Ovation. Moving on to our insurance business. Insurance service results decreased by $700,000 quarter-over-quarter due to the unfavorable impact of in-force updates related to the Guardian block within our runoff long-term care book of business, while total revenue for the insurance business in the current quarter increased by $19.6 million compared to the prior quarter as the net gains from investment activities increased due to lower treasury yields.
The gross increase in net gain from investment activities was offset by a $6.4 million increase in net gains relating to the collateral held under the fund withheld arrangement with Front Street Re which is referred to as the realized and unrealized loss on embedded derivatives within the statement of comprehensive income.
Total expenses for the insurance business in the current quarter increased by $39.4 million compared to the prior quarter. The increase in expenses was driven by lower treasury yields this quarter, which resulted in significantly higher insurance finance expenses of $41.6 million compared to the prior quarter.
Additionally, general, admin and other expenses increased by $600,000 due to the higher credit loss provision on investment assets and IFRS to U.S. GAAP conversion costs for actuarial work.

These increases were partially offset by unrealized losses of $2 million on assets held by the company under its modified coinsurance agreement with Vista, which is recorded as a decrease in reinsurance assets. There also was a $700,000 reduction in investment contracts liabilities due to higher-than-average MYGA policy surrenders.
These surrender charges generate fee income to the company, which offsets the interest accretion on the policies. Spread related earnings was $7.8 million for the trailing 12 months ended March 31, 2025, a slight decrease of $1.7 million compared to the trailing 12 months ended March 31, 2024. SRE decreased year-over-year due to higher cost of funds, partially offset by increased investment income and lower operating expenses.
Cost of funds increased due to the unfavorable impact of in-force updates to our Guardian block of long-term care business, whereas the trailing 12 months of 2024, there was a favorable in-force impact of $4.8 million to the Medico block of it.
Investment income increased due to an increase in total insurance investment assets and improvement in yields across the portfolio. Mount Logan reported basic and diluted loss per share of $0.48 for the first quarter of 2025. This is compared to basic and diluted earnings per share of $0.25 and $0.23, respectively, for the 3 months ended December 31, 2024.
The decrease in earnings per share resulted from an increase in net insurance finance expense, decrease in net investment income and the increase in insurance service results quarter-over-quarter. As of March 31, 2025, Mount Logan's balance sheet reflected total assets of $1.7 billion, total liabilities of $1.65 billion and shareholders' equity of $48.9 million.
The decrease in shareholders' equity from the fourth quarter of 2024 was due to net loss during the current quarter. On the asset management side of the balance sheet, total assets decreased by 4.3% quarter-over-quarter to $60.9 million. This is primarily caused by injecting an additional $2.5 million of capital into Ability, which eliminates on consolidation and decrease in working capital accounts.
The decrease in assets was partially offset by an increase in investments and other assets. Investments increased $3.9 million due to the minority investment in Runway, partially offset by a redemption in SOFIX shares. Other assets increased primarily due to the increase in deferred tax assets.
Asset management total liabilities increased 3.6% to $97.9 million, primarily driven by the increase in accrued acquisition-related transaction costs. This increase was partially offset by a decrease in amounts due to affiliates as operating expenses owed to external providers were settled during the quarter.
On the insurance side of the balance sheet, total assets increased quarter-over-quarter by $17.1 million to $1.7 billion. The increase in assets was attributable to an increase in cash and cash equivalents as some of the investment portfolio was liquidated and an increase in reinsurance contract assets. Reinsurance contract assets increased as lower discount rates were applied to these balances due to lower treasury yields.
Our Insurance segment reported total liabilities of $1.6 billion, representing an increase of $19.2 million from December 31, 2024. The increase in liabilities was attributable to increase in insurance contract liabilities of $21.2 million as lower treasury yields led to the higher present value of liabilities. Accrued expenses and other liabilities also increased by $4.9 million, driven by incentive fees payable to a third party on Vista assets held under the Modco agreement.
Additionally, debt obligations of the insurance company grew in the first quarter as a new surplus note for $3 million was issued. These increases were partially offset by a $5 million decrease in investment contract liabilities as a result of the increased surrenders as well as claim payments, partially offset by interest accretion on the remaining MYGA liability.
The interest swap derivative also decreased by $3.3 million due to lower yields. Further, the funds withheld liability also decreased by

$1.5 million due to recoveries from Front Street Re. Overall, the company has experienced strong SRE and FRE into the first quarter of 2025, and we look forward to the transformational year ahead for Mount Logan.
I will now turn the call back to Ted for some closing remarks.
Mr. Goldthorpe
Thanks, Nikita. In closing, we are excited about the prospects of our business and believe we have built the foundation for future success. Despite the challenging macro backdrop, our portfolios are well positioned, and we continue to actively deploy capital to take advantage of the attractive opportunities we see in a volatile market.
We remain incredibly excited about our announced business combination with 180 Degree Capital, which will be key in helping us achieve our growth ambitions, and we expect to provide further updates as the transaction progresses.
This concludes our prepared remarks. We will now transition the call to a Q&A session. If the operator, please coordinate.
Question and Answer
Operator
[Operator Instructions].
The first question today comes from Matthew Lee with Canaccord.
Matthew James Lee – Canaccord Genuity Corp.
Maybe I wanted to drill down a bit on the SRE, which was a bit lower than we were expecting for the quarter. Lots of moving parts there, but just maybe talk about what key items impacted the number. And more importantly, how confident you are in the Ability to kind of be $10 million plus SRE in 2025, like we chatted about before?
Ms. Klassen
Sure. Thanks, Matt. So I would say that I would look at SRE more on a trailing 12-month basis than a discrete quarter, recognizing that it went from $0.4 million in Q1 to $3.1 million in Q4. So the way we look at it is more on an annualized basis because of when we receive the actuarial updates on the runoff long-term care block.
These will get muted over time as that book continues to run off. But we've seen generally favorable updates overall between Medico and Guardian blocks, but we did see the dip in Q1. In terms of adjusted SRE, if we were to normalize for these types of updates, it would show that SRE actually increased significantly more to $9.6 million versus $4.7 million in the prior year.
So I think we're decently confident that we'll see favorable like trending towards the $10 million that you mentioned into this year, especially bolstered by the new MYGA flow agreement that we have. The MYGA portfolio isn't impacted by these types of updates. And so as long as we're able to guarantee that the crediting rate and what we're deploying that capital into can meet this spread, and we keep a meaningful sort of mindful approach to how our expenses are doing, we're fairly confident that, that $10 million is doable.
Mr. Lee
All right. That's helpful. And then maybe on AUM, it feels like the Ovation wind down is sort of going as planned and ability started the year a bit flat. I think the net impact was slightly lower quarter-over-quarter AUM. But how should we think about growth in the book this year? And I guess it would be mainly Ability and SOFIX as the driver, right?
Mr. Goldthorpe
Yes, I think that's a good question. So I think we kind of break our business into 2. One is our growth areas and one is our stable and I would say, like cash flowing AUM, which is kind of in wind down. So AIFs in wind down, so that will definitely shrink. But it will be more than offset by AUM growth in Ability. And we also expect our opportunistic fund SOFIX, one you mentioned, to grow as well.
So, we actually feel very confident that our AUM should increase this year. And we'll provide -- just for everybody, we'll provide additional disclosure on that in the subsequent quarters.
Operator
Our next question comes from Matt Shadbolt with Canaccord.
Matt Shadbolt
In terms of market volatility, how are you going to characterize deal flow that you guys are seeing? And how do you characterize the quality of that in today's market?
Mr. Goldthorpe
Yes. So I'd say it's a good question. Deal flow, particularly post [ operation ] in the States is really gradual. So a lot of uncertainty, companies are very inward focused and private equity activity has really slowed down. That being said, because of where we play in the market, we actually have a pretty decent pipeline. And we can't really tell if that's like -- and that's very inconsistent with macro.
And I think the reason for that is, one is I think our hit rate has gone up. And quite frankly, we just won some deals that like our hit rate has been higher than normal. So I don't think that's indicative of a trend. And number two is like, again, like our market is consolidating so fast that a lot of our previous peers have either sold themselves or have moved way up market.
So we feel like where we are now, like as an overall platform, we really don't feel like there's like as much competition as there has been because the people raising the money have moved way up, and there's a number of players who can do things smaller than us. But kind of where we play, we're just feeling that there's less competition.
And then the second thing I'd say is for the first time in 25 years, we are seeing decent relative value in Europe versus the U.S. So our deployment in Europe actually is higher than normal because -- for a whole bunch of reasons, but spreads are a little bit wider.
Again, banks seem to be slowing down competition-wise there. And I think a number of people are seeing kind of better relative value in Europe as well.
Operator
The next question comes from Greg Chan with Empire Life Investments.
Greg Chan - Empire Life Investments Inc.
I have a couple of questions. First off, is the timeline for the 180 Degree Capital transaction still expected for mid-2025?

Ms. Klassen
Yes. That's our intent. So, we filed the amended S-4 early last week. And so that starts the clock with the SEC for this comment letter process. It should take -- we anticipate a few rounds of comments, largely dependent on just going through regulatory process with the staff at what point -- at which point we'll start the proxy solicitation.
And so that just going through the timeline, a conservative estimate puts us at the end of Q3 to close. Ideally, I think speak for everyone that we'd like that to be significantly sooner. We're eager to hit the ground running as a NASDAQ listed entity. However, just the regulatory process that we have to go through.
Mr. Chan
Okay. And what is the MLC stock implied conversion value after Q1 2025?
Scott Chan – Director – Mount Logan Capital Inc.
Yes, I can take this. It's Scott. Thanks for the question, Greg. Yes, post Q1, the estimated MLC stock implied conversion price is about $3.40 per share in U.S. dollars.
That would be about flat quarter-over-quarter from year-end results. And just take a step back, the transaction return, before the transaction return, our conversion price is based on Q2 '24 IFRS book value of USD 67.4 million, and that includes select adjustments as well. So the big adjustment in Q1 is that we closed Runway for USD 5 million, and we issued equity to support that as well.
So $3.40 per share, $67.4 million. And then we did file the S-4 that Nikita was talking about. And under U.S. GAAP, we do want to note that our book value does increase to $104 million, and $57 million under IFRS as of Q4 2024. And a lot of that increase is just on the different accounting and lower reserves, reducing the liabilities and increasing the equity on U.S. GAAP.
Operator
The next question comes from Nick Aragona with Manulife Wealth.
Nick Aragona
Yes. I actually -- I've got 2 questions as well. First, regarding insurance. It looks like you guys had some good momentum within that segment. So what are the key insurance initiatives going forward?
Mr. Goldthorpe
Yes, good question. I would say our goal is twofold. One is to grow the overall size of the business. So, we just enter into a new -- we're in the process of entering some new contracts there to grow the business. So, that's just organic growth. And then the second thing is, as I mentioned in my script, we're managing today around 60% of the assets. And obviously, the goal is to manage more of that over time.
So, we can grow not only by growing the insurance company, but we can also grow by managing more of the assets.
Mr. Aragona
Awesome. Okay. And just in regards to SOFIX performance, do you believe that better performance could lead to improved gross flows?
Mr. Goldthorpe

Yes, good question. I mean we market our business based on franchise and differentiation. We try not to focus on returns. The inception to date returns for SOFIX are plus, and it's had a really good year-to-date. And one thing that happened is during the tariff volatility, performance was strongly positive.
So that's a -- that's really, really helping us from a marketing perspective. And so it should lead to better gross flows.
Operator
Our next question comes from Matt Shadbolt with Canaccord.
Matt Shadbolt
So, from a sector basis, how are you guys positioned within the tariffs?
Mr. Goldthorpe
Yes. So we -- our franchise is really focused on B2B. So we really focus on enterprise. So we're big in software, health care, industrials, sports media, financials, places like that. So we have a very, very, very low consumer sector presence. We really only have one company that has tariff pressures, and that company is an unbelievable business, low levered and has like incredibly high market share, and they're going to be able to pass on price increases.
So the big thing we're pushing on our companies is second and third order effects. So what happens if there's a recession, what happens with supply chain disruptions, things like that. But we have very, very little in the way of direct tariff exposure.
Operator
There are currently no questions in the queue.
[Operator Instructions].
There are no further questions. So I will hand you back to your host to conclude today's conference.
Mr. Goldthorpe
Thank you. Thank you, everyone, for your time today. As always, we are happy to make ourselves available for any questions you may have on the business. We look forward to speaking with you to recap Q2 2025 results in August. We hope you all have a great weekend, and thank you so much.
Operator
Thank you, everyone, for joining us today. This concludes our call, and you may now disconnect your lines.
[Call concludes]

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital Corp. ("180 Degree Capital"), Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card.

In addition, the surviving Delaware corporation, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This letter and the materials accompanying it, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.